SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

         Name:             THE GUARDIAN SEPARATE ACCOUNT N

         Address of Principal business office:

                           c/o The Guardian Insurance & Annuity Company, Inc. 7 Hanover Square
                           New York, New York 10004

         Telephone Number: 212-598-8000

         Name and address of agent for service of process:

                           Richard T. Potter, Jr., Esq.
                           The Guardian Insurance & Annuity Company, Inc. 7 Hanover Square
                           New York, New York 10004


Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:


           Yes |X|                    No |_|

                                   SIGNATURES


         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 10th day of December, 1999.


                                            THE GUARDIAN SEPARATE ACCOUNT N
                                                      (Registrant)

                                            THE GUARDIAN INSURANCE & ANNUITY
                                                      COMPANY, INC.
                                                      (Depositor)


                                            By /s/ Richard T. Potter, Jr.
                                               ---------------------------------
                                                   Richard T. Potter, Jr.
                                                   Vice President and Counsel

                                     PART II

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484

     Under Article VIII of GIAC's By-Laws, as supplemented by Section 3.2 of GIAC's Certificate of Incorporation, any past or present director or officer of GIAC (including persons who serve at GIAC's request or for its benefit as directors or officers of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise [hereinafter referred to as a "Covered Person"]) is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by such Covered Person in connection with any action, suit or proceeding to which such Covered Person may be a party or otherwise involved by reason of being or having been a Covered Person. However, this provision does not protect a Covered Person against any liability to either GIAC or its stockholder to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Covered Person's office. This provision does protect a director of GIAC against any liability to GIAC or its stockholder for monetary damages or for breach of fiduciary duty as a director of GIAC, except for liability (i) for any breach of the director's duty of loyalty to GIAC or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                      REPRESENTATION PURSUANT TO SECTION 26

GIAC hereby presents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     Cross-reference to items required by Form N-8B-2.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation pursuant to Section 26 of The Investment Company Act of 1940.

     The signatures.

     Written consents of the following persons:
     Richard T. Potter, Jr., Esq.*
     Charles G. Fisher*
     PricewaterhouseCoopers LLP*

----------
* To be filed by amendment.

     The following exhibits:

     1.A   (1)       Resolution of the Board of Directors of The Guardian
                     Insurance & Annuity Company, Inc. establishing The
                     Guardian Separate Account __.
           (2)       Not Applicable.
           (3)(a), (b)
           and (c)   Distribution Agreements.
           (4)       Not Applicable.
           (5)       Specimen of the Flexible Premium Adjustable Variable Whole
                     Life Insurance Policy.
           (6)(a)    Certificate of Incorporation of The Guardian Insurance &
                     Annuity Company, Inc.
           (6)(b)    By-laws of The Guardian Insurance & Annuity Company, Inc.
           (7)       Not Applicable.
           (8)       Amended and Restated Agreement for Services and
                     Reimbursement Therefor between The Guardian Life Insurance
                     Company of America and The Guardian Insurance & Annuity
                     Company, Inc.
           (9)       Not Applicable.
           (10)      Form of Application for the Flexible Premium Adjustable
                     Variable Whole Life Policy.
           (11)(a)   Memorandum on the Policy's Issuance, Transfer and
                     Redemption Procedures and on the Method of Computing Cash
                     Adjustments upon Exchange of the Policy.

     2.    See Exhibit 1.A(5).
     3. (a)Opinion of Richard T. Potter, Jr., Esq.*
     3. (b)Consent of Richard T. Potter, Jr., Esq.*
     4.    None.
     5.    Not Applicable.
     6.    Opinion and Consent of Charles G. Fisher, F.S.A.*
     7.    Consent of PricewaterhouseCoopers LLP*
     8. Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.

----------
*    To be filed by amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Guardian Separate Account M, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 10th day of December, 1999.


                                  THE GUARDIAN SEPARATE ACCOUNT N
                                        (Name of Registrant)


                                  THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
                                               (Name of Depositor)


                                  By:    /s/ Richard T. Potter, Jr
                                     -------------------------------------
                                           Richard T. Potter, Jr
                                           Vice President and Counsel


     Attest:   /s/ Sheri L. Kocen
            ---------------------------------
                SHERI L. KOCEN
                COUNSEL

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.


      /s/ Joseph D. Sargent*          President, Chief Executive Officer
-----------------------------------   and Director
         Joseph D. Sargent
   (Principal Executive Officer)


       /s/ Frank J. Jones*            Executive Vice President, Chief Investment
-----------------------------------   Officer and Director
          Frank J. Jones
   (Principal Financial Officer)


       /s/ Edward K. Kane*            Executive Vice President
-----------------------------------   and Director
          Edward K. Kane


        /s/ Frank L. Pepe             Vice President and Controller
-----------------------------------
           Frank L. Pepe
  (Principal Accounting Officer)


      /s/ Philip H. Dutter*           Director
-----------------------------------
         Philip H. Dutter


      /s/ Arthur V. Ferrara*          Director
-----------------------------------
         Arthur V. Ferrara


         /s/ Leo R. Futia*            Director
-----------------------------------
           Leo R. Futia


     /s/ Peter L. Hutchings*          Director
-----------------------------------
        Peter L. Hutchings


      /s/ William C. Warren*          Director
-----------------------------------
         William C. Warren


*By:    /s/ Richard T. Potter, Jr.                      Date: December 10, 1999
      ---------------------------------
          Richard T. Potter, Jr.
        Vice President and Counsel
      Pursuant to Power of Attorney

                         THE GUARDIAN SEPARATE ACCOUNT N

                                  EXHIBIT INDEX

Exhibit
Number                       Description                                   Page*

1. A(1)        Resolutions of the Board of Directors of The Guardian
               Insurance & Annuity Company, Inc. establishing The
               Guardian Separate Account N.
1. A(3)(a)(b)  Forms of Distribution Agreements.
   and (c)(d)
   and (e)
1. A(5)        Specimen of the Flexible Premium Adjustable Variable Whole Life
               Insurance Policy.
1. A(6)(a)     Certificate of Incorporation of The Guardian Insurance
               & Annuity Company, Inc.
       (b)     By-Laws of The Guardian Insurance & Annuity Company,
               Inc.
1. A(8)        Amended and Restated Agreement for Services and
               Reimbursement Therefor between The Guardian Life
               Insurance Company of America and The Guardian Insurance
               & Annuity Company, Inc.
1. A(10)       Form of Application for the Flexible Premium Adjustable Variable
               Whole Life Insurance Policy.
1. A(11)       Memorandum on the Policy's Issuance, Transfer and
               Redemption Procedures and on the Method of Computing
               Cash Adjustments upon Exchange of the Policy.
8.             Powers of Attorney executed by the Board of Directors
               and certain principal officers of The Guardian
               Insurance & Annuity Company, Inc.